FINANCIAL SUMMARY

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United
                               States of America)

                              FY2008 First Quarter
                      (April 1, 2007 through June 30, 2007)




        English translation from the original Japanese-language document



















                            TOYOTA MOTOR CORPORATION

    Note: This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

                                BUSINESS RESULTS

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United
                               States of America)

   1. Summary of Consolidated Financial Results for FY2008 First Quarter

    Financial Results

        Consolidated vehicle sales in Japan and overseas increased by 71 thousand units, or 3.4%, to 2,162 thousand units in FY2008 first quarter (the three-month period from April 1, 2007 to June 30, 2007) compared with FY2007 first quarter (the three-month period from April 1, 2006 to June 30,
    2006). Vehicle sales in Japan decreased by 43 thousand units, or 7.8%, to 500 thousand units in FY2008 first quarter compared with FY2007 first quarter, due to a downturn in market conditions. Meanwhile, overseas vehicle sales increased by 114 thousand units, or 7.3%, to 1,662 thousand units in FY2008 first quarter compared with FY2007 first quarter, because of sales expansion in every region where Toyota operates.
      As for the results of operations, net revenues increased by 884.5 billion yen, or 15.7%, to 6,522.6 billion yen in FY2008 first quarter compared with FY2007 first quarter, and operating income increased by 163.0 billion yen, or 31.8%, to 675.4 billion yen in FY2008 first quarter compared with FY2007 first quarter. Among the factors contributing to the increase in operating income totaling 220.0 billion yen, were the effects of marketing efforts of
    100.0 billion yen, changes in exchange rates of 100.0 billion yen, and cost reduction efforts of 20.0 billion yen. On the other hand, factors resulting in the decrease in operating income primarily included an increase in expenses of 57.0 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies increased by 184.4 billion yen, or 33.2%, to 739.0 billion yen in FY2008 first quarter compared with FY2007 first quarter. Net income increased by 120.0 billion yen, or 32.3 %, to 491.5 billion yen in FY2008 first quarter compared with FY2007 first quarter.



                                 Consolidated 1

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United
                               States of America)

   2. Consolidated Financial Results for FY2008 First Quarter by Segment

    (1) Segment Operating Results

       Automotive:
              Net revenues for the automotive operations increased by 826.7 billion yen, or 15.9%, to 6,014.3 billion yen in FY2008 first quarter compared with FY2007 first quarter, and operating income increased by
         162.7 billion yen, or 35.4%, to 622.1 billion yen in FY2008 first quarter compared with FY2007 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle units sold, the effects of changes in exchange rates and cost reduction efforts, partially offset by an increase in expenses.

       Financial services:
              Net revenues for the financial  services  operations  increased by
         94.0 billion yen, or 33.0%, to 378.6 billion yen in FY2008 first quarter compared with FY2007 first quarter, and operating income increased by 0.6 billion yen, or 1.3%, to 48.3 billion yen in FY2008 first quarter compared with FY2007 first quarter. The increase in operating income was mainly due to increases in financing volume.

       All other:
              Net revenues for all other businesses decreased by 2.0 billion yen, or 0.7%, to 293.0 billion yen in FY2008 first quarter compared with FY2007 first quarter, and operating income decreased by 1.1 billion yen, or 20.0%, to 4.1 billion yen in FY2008 first quarter compared with FY2007 first quarter.

    (2) Geographic Information

       Japan:
              Net revenues in Japan increased by 240.6 billion yen, or 7.0%, to 3,662.9 billion yen in FY2008 first quarter compared with FY2007 first quarter, and operating income increased by 103.6 billion yen, or 35.4%, to 396.6 billion yen in FY2008 first quarter compared with FY2007 first quarter. The increase in operating income was mainly due to an increase in production volume, the effects of changes in exchange rates and cost reduction efforts, partially offset by an increase in expenses.

       North America:
              Net revenues in North America increased by 329.3 billion yen, or 15.1%, to 2,510.9 billion yen in FY2008 first quarter compared with FY2007 first quarter, and operating income increased by 20.1 billion yen, or 14.3%, to 160.2 billion yen in FY2008 first quarter compared with FY2007 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle units sold, and the recording of valuation gains on interest rate swaps stated at fair value by a sales finance subsidiary in the United States of America in accordance with the Statement of Financial Accounting Standards (FAS) No.133 (as amended by several guidances including FAS No.138).

       Europe:
              Net revenues in Europe increased by 186.7 billion yen, or 22.4%, to 1,019.0 billion yen in FY2008 first quarter compared with FY2007 first quarter, and operating income increased by 2.0 billion yen, or 5.5%, to 38.5 billion yen in FY2008 first quarter compared with FY2007 first quarter. The increase in operating income was mainly due to an increase in vehicle units sold.

       Asia:
              Net revenues in Asia increased by 235.5 billion yen, or 48.6%,  to
         720.1 billion yen in FY2008 first quarter compared with FY2007 first quarter, and operating income increased by 19.6 billion yen, or 65.2%, to 49.6 billion yen in FY2008 first quarter compared with FY2007 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle units sold.

       Other:
              Net revenues in other regions increased by 106.6 billion yen, or 23.5%, to 559.7 billion yen in FY2008 first quarter compared with FY2007 first quarter, and operating income increased by 22.7 billion yen, or 142.3%, to 38.6 billion yen in FY2008 first quarter compared with FY2007 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle units sold.



                                 Consolidated 2

                        CONSOLIDATED PRODUCTION AND SALES

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


   1. Production
                                                                                                                 (Units)
    --------------------------------------------------------------------------------------------------------------------
                                                 FY2007 first quarter    FY2008 first quarter
                                                  (April 2006 through     (April 2007 through          Increase
                                                      June 2006)              June 2007)              (Decrease)
    --------------------------------------------------------------------------------------------------------------------
                             Japan                     1,231,097               1,239,648                   8,551
                  ------------------------------------------------------------------------------------------------------
                          North America                  313,451                 340,192                  26,741
                     ---------------------------------------------------------------------------------------------------
                             Europe                      186,998                 183,339                  (3,659)
     Vehicles        ---------------------------------------------------------------------------------------------------
       (new)                  Asia                       184,284                 219,496                  35,212
                     ---------------------------------------------------------------------------------------------------
                              Other                       84,659                 107,628                  22,969
                  ------------------------------------------------------------------------------------------------------
                         Overseas total                  769,392                 850,655                  81,263
    --------------------------------------------------------------------------------------------------------------------
                             Total                     2,000,489               2,090,303                  89,814
    --------------------------------------------------------------------------------------------------------------------
                  Houses (Japan)                           1,125                     880                    (245)
    --------------------------------------------------------------------------------------------------------------------


   Note: The total production of vehicles (new) includes 201,943 units in FY2007 first quarter and 211,885 units in FY2008 first quarter of Daihatsu brand vehicles (including OEM production), and 25,333 units in FY2007 first quarter and 25,915 units in FY2008 first quarter of Hino brand vehicles.


   2. Sales (by destination)
                                                                                                                 (Units)
    --------------------------------------------------------------------------------------------------------------------
                                                 FY2007 first quarter    FY2008 first quarter          Increase
                                                  (April 2006 through     (April 2007 through         (Decrease)
                                                      June 2006)              June 2007)
    --------------------------------------------------------------------------------------------------------------------
                             Japan                       543,228                 500,632                 (42,596)
                  ------------------------------------------------------------------------------------------------------
                          North America                  747,330                 762,599                  15,269
                     ---------------------------------------------------------------------------------------------------
                             Europe                      307,382                 332,521                  25,139
     Vehicles        ---------------------------------------------------------------------------------------------------
       (new)                  Asia                       192,632                 221,667                  29,035
                     ---------------------------------------------------------------------------------------------------
                              Other                      300,485                 344,746                  44,261
                  ------------------------------------------------------------------------------------------------------
                         Overseas total                1,547,829               1,661,533                 113,704
    --------------------------------------------------------------------------------------------------------------------
                             Total                     2,091,057               2,162,165                  71,108
    --------------------------------------------------------------------------------------------------------------------
                    Houses (Japan)                         1,001                     853                    (148)
    --------------------------------------------------------------------------------------------------------------------

   Note: The total sales of vehicles (new) include 177,873 units in FY2007 first quarter and 192,169 units in FY2008 first quarter of Daihatsu brand vehicles, and 23,585 units in FY2007 first quarter and 24,547 units in FY2008 first quarter of Hino brand vehicles.


                                 Consolidated 3

                        CONSOLIDATED STATEMENTS OF INCOME

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United
                               States of America)

                                                                        (Amounts are rounded to the nearest million yen)
    --------------------------------------------------------------------------------------------------------------------
                                                 FY2007 first quarter     FY2008 first quarter          Increase
                                                  (April 2006 through     (April 2007 through          (Decrease)
                                                      June 2006)               June 2007)
    --------------------------------------------------------------------------------------------------------------------
    Net revenues :                                     5,638,112               6,522,637                  884,525
      Sales of products                                5,358,698               6,151,141                  792,443
      Financing operations                               279,414                 371,496                   92,082
    Costs and expenses :                               5,125,693               5,847,210                  721,517
      Cost of products sold                            4,356,552               4,991,092                  634,540
      Cost of financing operations                       181,255                 258,161                   76,906
      Selling, general and administrative                587,886                 597,957                   10,071
    Operating income                                     512,419                 675,427                  163,008
    Other income (expense) :                              42,229                  63,613                   21,384
      Interest and dividend income                        31,714                  40,417                    8,703
      Interest expense                                    (9,435)                (11,385)                  (1,950)
      Other, net                                          19,950                  34,581                   14,631
    Income before income taxes, minority                 554,648                 739,040                  184,392
      interest and equity in earnings of
      affiliated companies
    Provision for income taxes                           230,395                 304,135                   73,740
    Income before minority interest and                  324,253                 434,905                  110,652
      equity in earnings of affiliated
      companies
    Minority interest in consolidated                     (8,988)                (25,211)                 (16,223)
      subsidiaries
    Equity in earnings of affiliated                      56,239                  81,847                   25,608
      companies
    Net income                                           371,504                 491,541                  120,037
    --------------------------------------------------------------------------------------------------------------------

                                                                                                                    Yen)
    --------------------------------------------------------------------------------------------------------------------
    Net income per share - Basic                          115.21                  153.98                    38.77
    Net income per share - Diluted                        115.16                  153.89                    38.73
    --------------------------------------------------------------------------------------------------------------------



                                 Consolidated 4

                           CONSOLIDATED BALANCE SHEETS

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                        (Amounts are rounded to the nearest million yen)
    --------------------------------------------------------------------------------------------------------------------
                                                       FY2007            FY2008 first quarter          Increase
                                               (As of March 31, 2007)   (As of June 30, 2007)         (Decrease)
    --------------------------------------------------------------------------------------------------------------------
                      Assets
    Current assets :                                 11,784,123              12,453,663                  669,540
      Cash and cash equivalents                       1,900,379               1,891,404                   (8,975)
      Time deposits                                      26,709                 135,349                  108,640
      Marketable securities                             435,463                 583,817                  148,354
      Trade accounts and notes receivable,            2,023,818               1,900,258                 (123,560)
        less allowance for doubtful accounts
      Finance receivables, net                        4,036,363               4,344,555                  308,192
      Other receivables                                 486,170                 479,081                   (7,089)
      Inventories                                     1,803,956               1,932,847                  128,891
      Deferred income taxes                             551,503                 610,193                   58,690
      Prepaid expenses and other current                519,762                 576,159                   56,397
        assets
    Noncurrent finance receivables, net               5,694,733               6,173,076                  478,343
    Investments and other assets                      7,035,404               7,149,267                  113,863
    Property, plant and equipment :                   8,060,519               8,408,728                  348,209
      Land                                            1,233,137               1,252,743                   19,606
      Buildings                                       3,444,764               3,537,733                   92,969
      Machinery and equipment                         9,184,751               9,476,188                  291,437
      Vehicles and equipment on operating             3,309,337               3,621,281                  311,944
        leases
      Construction in progress                          349,465                 343,214                   (6,251)
      Less - Accumulated depreciation                (9,460,935)             (9,822,431)                (361,496)
    --------------------------------------------------------------------------------------------------------------------
                   Total assets                      32,574,779              34,184,734                1,609,955
    --------------------------------------------------------------------------------------------------------------------




                                 Consolidated 5

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                        (Amounts are rounded to the nearest million yen)
    --------------------------------------------------------------------------------------------------------------------
                                                       FY2007            FY2008 first quarter          Increase
                                               (As of March 31, 2007)   (As of June 30, 2007)         (Decrease)
    --------------------------------------------------------------------------------------------------------------------
                 Liabilities
    Current liabilities :                            11,767,170              12,258,995                  491,825
      Short-term borrowings                           3,497,391               3,666,715                  169,324
      Current portion of long-term debt               2,368,116               2,652,841                  284,725
      Accounts payable                                2,211,586               2,170,586                  (41,000)
      Other payables                                    807,481                 742,218                  (65,263)
      Accrued expenses                                1,668,337               1,786,769                  118,432
      Income taxes payable                              421,196                 297,756                 (123,440)
      Other current liabilities                         793,063                 942,110                  149,047
    Long-term liabilities :                           8,343,273               8,981,996                  638,723
      Long-term debt                                  6,263,585               6,758,939                  495,354
      Accrued pension and severance costs               640,586                 636,700                   (3,886)
      Deferred income taxes                           1,312,400               1,392,002                   79,602
      Other long-term liabilities                       126,702                 194,355                   67,653
                Total liabilities                    20,110,443              21,240,991                1,130,548

        Minority interest in consolidated               628,244                 658,486                   30,242
                   subsidiaries

               Shareholders' equity
      Common stock                                      397,050                 397,050                       --
      Additional paid-in capital                        497,593                 498,045                      452
      Retained earnings                              11,764,713              12,032,398                  267,685
      Accumulated other comprehensive income            701,390                 945,319                  243,929
      Treasury stock, at cost                        (1,524,654)             (1,587,555)                 (62,901)
            Total shareholders' equity               11,836,092              12,285,257                  449,165
    --------------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity       32,574,779              34,184,734                1,609,955
    --------------------------------------------------------------------------------------------------------------------



                                 Consolidated 6

                               SEGMENT INFORMATION

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United
                               States of America)

1. Segment Operating Results


(1) FY2007 first quarter (April 2006 through June 2006)
                                                                        (Amounts are rounded to the nearest million yen)
    --------------------------------------------------------------------------------------------------------------------
                                   Automotive        Financial         All Other       Intersegment      Consolidated
                                                      Services                          Elimination
    --------------------------------------------------------------------------------------------------------------------
    Net revenues :
     (1)Sales to external          5,184,673           279,414          174,025                 -         5,638,112
         customers
     (2)Intersegment                   3,002             5,235          120,954          (129,191)                -
         sales and transfers

              Total                5,187,675           284,649          294,979          (129,191)        5,638,112
    --------------------------------------------------------------------------------------------------------------------
     Operating expenses            4,728,203           236,969          289,759          (129,238)        5,125,693
    --------------------------------------------------------------------------------------------------------------------
     Operating income                459,472            47,680            5,220                47           512,419
    --------------------------------------------------------------------------------------------------------------------


(2) FY2008 first quarter (April 2007 through June 2007)
                                                                        (Amounts are rounded to the nearest million yen)
    --------------------------------------------------------------------------------------------------------------------
                                   Automotive        Financial         All Other       Intersegment      Consolidated
                                                      Services                          Elimination
    --------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)Sales to external          6,010,651           371,496          140,490                 -         6,522,637
         customers
     (2)Intersegment                   3,707             7,179          152,506          (163,392)                -
         sales and transfers

              Total                6,014,358           378,675          292,996          (163,392)        6,522,637
    ---------------------------------------------------------------------------------------------------------------------
     Operating expenses            5,392,204           330,391          288,819          (164,204)        5,847,210
    ---------------------------------------------------------------------------------------------------------------------
     Operating income                622,154            48,284            4,177               812           675,427
    ---------------------------------------------------------------------------------------------------------------------


                                 Consolidated 7

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United
                               States of America)

2. Geographic Information

(1) FY2007 first quarter (April 2006 through June 2006)


                                                                           (Amounts are rounded to the nearest million yen)
   ------------------------------------------------------------------------------------------------------------------------
                                   Japan        North       Europe        Asia        Other    Intersegment   Consolidated
                                               America                                         Elimination
   ------------------------------------------------------------------------------------------------------------------------
    Net revenues :
    (1)Sales to external          1,869,462   2,131,391      793,196      431,819     412,244            -      5,638,112
        customers
    (2)Intersegment               1,552,825      50,209       39,103       52,807      40,861  (1,735,805)              -
        sales and transfers

              Total               3,422,287   2,181,600      832,299      484,626     453,105  (1,735,805)      5,638,112
   ------------------------------------------------------------------------------------------------------------------------
    Operating expenses            3,129,316   2,041,471      795,785      454,601     437,180  (1,732,660)      5,125,693
   ------------------------------------------------------------------------------------------------------------------------
    Operating income                292,971     140,129       36,514       30,025      15,925      (3,145)        512,419
   ------------------------------------------------------------------------------------------------------------------------


(2) FY2008 first quarter (April 2007 through June 2007)
                                                                           (Amounts are rounded to the nearest million yen)
   ------------------------------------------------------------------------------------------------------------------------
                                   Japan        North       Europe        Asia        Other    Intersegment   Consolidated
                                               America                                         Elimination
   ------------------------------------------------------------------------------------------------------------------------
    Net revenues :
    (1)Sales to external          1,934,420   2,462,421      988,340      639,089     498,367            -      6,522,637
        customers
    (2)Intersegment               1,728,457      48,532       30,669       80,988      61,332  (1,949,978)              -
        sales and transfers
              Total               3,662,877   2,510,953    1,019,009      720,077     559,699  (1,949,978)      6,522,637
   ------------------------------------------------------------------------------------------------------------------------
    Operating expenses            3,266,257   2,350,757      980,479      670,483     521,119  (1,941,885)      5,847,210
   ------------------------------------------------------------------------------------------------------------------------
    Operating income                396,620     160,196       38,530       49,594      38,580      (8,093)        675,427
   ------------------------------------------------------------------------------------------------------------------------


                                 Consolidated 8

(REFERENCE)

                 (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                       UNCONSOLIDATED STATEMENTS OF INCOME

                                                     (Million yen; amounts less than one million yen are omitted)
  ---------------------------------------------------------------------------------------------------------------
                                              FY2007 first quarter    FY2008 first quarter         Increase
                                               (April 2006 through    (April 2007 through         (Decrease)
                                                   June 2006)              June 2007)
  ---------------------------------------------------------------------------------------------------------------
   Net sales                                        2,698,591               2,908,888                210,297
   Gross profit                                       526,183                 604,839                 78,656
   Operating income                                   246,594                 324,664                 78,070
   Ordinary income                                    399,983                 511,004                111,021
   Income before income taxes                         399,983                 511,004                111,021
   Income taxes - current                             134,100                 175,300                 41,200
   Income taxes - deferred                            (11,785)                (25,882)               (14,097)
   Net income                                         277,668                 361,586                 83,918
  ---------------------------------------------------------------------------------------------------------------


  UNCONSOLIDATED BALANCE SHEETS

                                                     (Million yen; amounts less than one million yen are omitted)
-----------------------------------------------------------------------------------------------------------------
                                                     FY2007         FY2008 first quarter         Increase
                                             (As of March 31,2007)  (As of June 30,2007)        (Decrease)
-----------------------------------------------------------------------------------------------------------------
                  Assets
 Current assets                                     4,116,670               3,893,102               (223,568)
    Cash, deposits and trade accounts               1,436,954               1,508,609                 71,655
      receivable
    Marketable securities                           1,011,348                 741,026               (270,322)
    Others                                          1,668,368               1,643,466                (24,902)
 Fixed assets                                       6,544,498               6,590,318                 45,820
  Property, plant and equipment                     1,358,160               1,329,550                (28,610)
    Buildings, machinery and equipment                745,076                 732,240                (12,836)
    Others                                            613,083                 597,310                (15,773)
  Investments and other assets                      5,186,338               5,260,768                 74,430
    Investments in securities                       2,595,932               2,655,693                 59,761
    Others                                          2,590,405               2,605,074                 14,669
-----------------------------------------------------------------------------------------------------------------
              Total                                10,661,169              10,483,420               (177,749)
-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
                                                     FY2007         FY2008 first quarter         Increase
                                             (As of March 31,2007)  (As of June 30,2007)        (Decrease)
-----------------------------------------------------------------------------------------------------------------
               Liabilities
 Current liabilities                                2,730,572               2,484,277               (246,295)
 Long-term liabilities                                779,993                 759,969                (20,024)
                        Total liabilities           3,510,565               3,244,247               (266,318)
               Net assets
 Shareholders' equity                               6,593,724               6,668,567                 74,843
 Valuation and translation adjustments                555,708                 568,994                 13,286
 Stock acquisition rights                               1,171                   1,610                    439
                         Total net assets           7,150,603               7,239,173                 88,570
-----------------------------------------------------------------------------------------------------------------
                  Total                            10,661,169              10,483,420               (177,749)
-----------------------------------------------------------------------------------------------------------------
